Exhibit 99.2

RESOLUTION OF THE SOLE SHAREHOLDER (“RESOLUTION”)

EXERCISING THE RESTRICTED POWERS OF THE DIRECTORS UNDER A

UNANIMOUS SHAREHOLDER AGREEMENT REGARDING THE INITIAL

PUBLIC OFFERING OF HYDRO ONE INC., such resolution being made as of the 16th day of April, 2015 and revised as of July 17th, 2015.

WHEREAS Her Majesty the Queen in right of the Province of Ontario, as represented by the Minister of Energy (the “Shareholder”) is the registered holder of all of the issued shares of Hydro One Inc. (the “Corporation”);

AND WHEREAS the Shareholder had previously directed the Corporation through a unanimous shareholder agreement (“Shareholder Agreement”) and resolution (“Shareholder Resolution”) dated April 16th, 2015 which required, among other things, that the Corporation proceed with an Initial Public Offering (IPO) for a portion of the Shareholder’s interest in the Corporation (the “Transaction”);

AND WHEREAS paragraph 5 of the Shareholder Agreement removed from the Directors of the Corporation (the “Directors”) all of their rights, powers and duties (the “Restricted Powers”) in relation to the decision-making authority related to the Transaction as specified in that paragraph;

AND WHEREAS the Shareholder executed a further unanimous shareholder agreement dated as of July 17th, 2015 revoking subparagraphs 5 (ii) through (iv) of the Shareholder Agreement and revoking and replacing paragraphs 2 and 3 of the Shareholder Resolution, together restoring certain authorities to the board of directors of the Corporation;

AND WHEREAS the Shareholder wishes to exercise its rights and powers under the Shareholder Agreement, as amended.

NOW THEREFORE BE IT RESOLVED AS A RESOLUTION OF THE SOLE SHAREHOLDER OF THE CORPORATION THAT:

1.	This Resolution and the restriction of the powers of the Directors herein contained shall not affect any action, step, resolution or by-law duly taken, made, passed or consented to by the Directors prior to the Effective Date.

2.	The Corporation shall take all necessary steps including the issuance of requisite unanimous shareholder declarations and resolutions to proceed with the Transaction.

3.	The Corporation shall ensure that this Resolution is carried out in accordance with all applicable laws, all applicable licences, and the Independent Electricity System Operator’s Market Rules.

4.	The Shareholder assumes all the rights, powers, duties and liabilities of the Directors to manage or supervise the management of the business and affairs of the Corporation in connection with the Restricted Powers and, pursuant to subsection 108(5) of the Act, the Directors are thereby relieved of their duties and liabilities, including any liabilities under section 131, to the same extent.

IN WITNESS WHEREOF the Shareholder has duly executed this Declaration as of July 17th, 2015 (“the Effective Date”).

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:

Bob Chiarelli
Minister of Energy